Exhibit 21.1

Subsidiaries of the Registrant

Independence American Holdings Corp. (DE)
   Independence American Insurance Company (DE)
   IndependenceCare Holdings LLC (DE)
      IndependenceCare Underwriting Services - Minneapolis, LLC (MN)
      IndependenceCare Underwriting Administrators, LLC (MN)
      IndependenceCare Underwriting Services - Tennessee, LLC (TN)
      IndependenceCare Underwriting Services, LLC - Southwest (TX)
      IndependenceCare Underwriting Services – MidAtlantic L.L.C.
   Risk Assessment Strategies, Inc. (DE)
      IndependenceCare Management Corp. (DE)
   Voorhees Risk Management LLC
   HealthInsurance.org, LLC